Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 16, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___    Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on March 15, 2005, entitled “VODAFONE TO ACQUIRE CONTROL OF MOBIFON IN ROMANIA AND OSKAR IN THE CZECH REPUBLIC”.

15 March 2005

VODAFONE TO ACQUIRE CONTROL OF MOBIFON IN ROMANIA AND OSKAR
IN THE CZECH REPUBLIC

Vodafone today announces that its wholly-owned subsidiary Vodafone International Holdings B.V. has entered into agreements with Telesystem International Wireless Inc. (“TIW”) of Canada to acquire approximately:

•                  79% of the share capital of MobiFon S.A. (“MobiFon”) in Romania. This will increase Vodafone and its subsidiaries’ (“Vodafone Group”) ownership in MobiFon to approximately 99%; and,

•                  100% of the share capital of Oskar Mobil a.s. (“Oskar”) in the Czech Republic for a cash consideration of approximately US$3.5 billion (£1.8 billion) to be satisfied from Vodafone Group’s cash resources (the “Transaction”).  In addition, Vodafone Group will be assuming approximately US$0.9 billion (£0.5 billion) of net debt.

Commenting on the acquisitions, Arun Sarin, Chief Executive of Vodafone, said:

“I am delighted that MobiFon and Oskar, both fast growing mobile operators, will become part of Vodafone, where they will benefit fully from the global services and scale benefits that our group can deliver. These acquisitions will create value for our shareholders and will be good for our customers. They are also consistent with our stated strategy of increasing investment in Central and Eastern Europe.”

The Transaction will be immediately enhancing to adjusted earnings per share before acquired intangible amortisation and synergies, will have no impact on Vodafone’s share purchase programme and is not expected to affect Vodafone’s credit ratings.

The principal benefits to Vodafone Group are:

•                      Expansion of its controlled footprint into two attractive European markets

–                      adjacent to existing Vodafone Group markets

–                      combined population of around 32 million

–                      strong growth economies

•                      Control of MobiFon, a leading operator in Romania

–                      mobile penetration of approximately 47%

–                      4.9 million customers, equivalent to 48% market share

–                      revenues of US$723 million, delivering 30% growth year-on-year

–                      EBITDA of US$345 million with 48% EBITDA margin

•                      Control of Oskar, the fastest growing operator in the Czech Republic

–                      1.8 million customers, equivalent to 17% market share

–                      market leading ARPUs (US$25) resulting in revenue share of around 20%

–                      revenues of US$552 million, delivering 35% growth year-on-year

–                      EBITDA of US$162 million with 29% EBITDA margin

•                      Additional value to be created from operational enhancements, through the integration of MobiFon and Oskar into the Vodafone Group and participation in the One Vodafone programme, including:

–                      global procurement and the deployment of Vodafone products and services

–                      network design and planning, shared service platforms, supply chain management and roaming

The Board of TIW is recommending that its shareholders vote in favour of the Transaction. Certain shareholders of TIW (namely certain affiliates of J.P. Morgan Partners LLC, Caisse de dépôt et placement du Québec, and AIG Emerging Europe Infrastructure Fund L.P.), who collectively own 33.6% of TIW’s outstanding share capital, have entered into agreements to vote in favour of the Transaction and not to solicit any competing transaction.

The Transaction is conditional on TIW shareholder approval, the receipt of all necessary unconditional regulatory and Canadian Court approvals and certain customary conditions. The Transaction is expected to complete in the third quarter of 2005.

A termination fee of US$110 million will be payable to Vodafone Group by TIW if the TIW Board withdraws or adversely modifies its recommendation of the Transaction and in certain other customary circumstances.

UBS Investment Bank is acting as sole financial adviser to Vodafone Group Plc and Vodafone International Holdings B.V.

- ends -

For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director
Tel:  +44 (0) 1635 673310

Investor Relations	Media Relations
Charles Butterworth	Bobby Leach
Darren Jones	Ben Padovan
Sarah Moriarty
Tel: +44 (0) 1635 673310	Tel: +44 (0) 1635 673310

Notes to Editors

About Vodafone

Vodafone is the world’s leading mobile telecommunications company with operations in 26 countries across 5 continents with 416 million venture customers and 152 million proportionate customers worldwide as at 31 December 2004. For further information, please visit www.vodafone.com.

About Vodafone International Holdings B.V.

Vodafone International Holdings B.V. is an indirectly wholly-owned subsidiary of Vodafone, incorporated in the Netherlands. It acts as a holding company within the Vodafone Group and currently holds interests in a number of Vodafone subsidiaries.

About TIW and ClearWave

TIW is a Canadian company whose principal assets are its indirect interests in MobiFon and Oskar with more than 6.7 million subscribers as of 31 December 2004. TIW operates in Romania through MobiFon under the brand name Connex and in the Czech Republic through Oskar under the brand name Oskar. TIW’s shares are listed on NASDAQ (“TIWI”) and on the Toronto Stock Exchange (“TIW”).

Vodafone Group will acquire control of MobiFon and Oskar through the acquisition of 99.99% of the outstanding shares in ClearWave N.V. (“ClearWave”). ClearWave is the 99.99% owned subsidiary of TIW, incorporated in the Netherlands, which acts as a holding company within the TIW Group and indirectly owns 100% of the outstanding share capital of Oskar and 79% of the outstanding share capital of MobiFon. As at 31 December 2004, ClearWave had net debt of US$0.9 billion. For further information, please visit www.tiw.ca.

About MobiFon

MobiFon is a leading operator in Romania with 4.9 million subscribers as of 31 December 2004 of which 34% were post-paid. Vodafone Group currently owns 20.1% of the outstanding share capital of MobiFon. MobiFon operates under the brand name Connex, holds a GSM licence and has been awarded a UMTS licence. For further information, please visit www.connex.ro.

About Oskar

Oskar is the number three operator in the Czech Republic with 1.8 million subscribers as of 31 December 2004 of which 48% were post-paid. Oskar operates under the brand name Oskar and holds GSM and UMTS licences. For further information, please visit www.oskarmobil.cz.

Important information

Adjusted earnings per share represent earnings per share under IFRS before the results of discontinued operations, non-operating income and expenditure, and items not reflecting underlying business performance. Figures for TIW, MobiFon and Oskar are for the 12 months ending 31 December 2004 extracted from TIW’s fourth quarter 2004 financial results announcement of 22 February 2005. Growth rates quoted are in US$ terms.

For illustrative purposes an exchange rate of US$1.93:£1 has been used.

This press release has been issued by Vodafone Group Plc and is the sole responsibility of Vodafone Group Plc.

UBS Limited (“UBS Investment Bank” or “UBS”), is acting exclusively for Vodafone Group Plc and Vodafone International Holdings B.V. and no one else in connection with the Transaction and will not be responsible to anyone other than Vodafone Group Plc and Vodafone International Holdings B.V. for providing the protections afforded to clients of UBS or for giving advice in relation to the Transaction or any other matters referred to in this press release.

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any security in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract thereafter.

CAUTIONARY STATEMENT REGARDING FORWARD - LOOKING STATEMENTS

This press release contains certain “forward-looking statements” with respect to our expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information, including statements relating to expected benefits associated with the Transaction, plans with respect to the Transaction, and expectations with respect to long-term shareholder value growth and the actions of credit rating agencies. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “due”, “could”, “may”, “should”, “will”, “expects”, “believes”, “intends”, “plans”, “targets”, “goal” or “estimates”.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.  These factors include, but are not limited to: regulatory approvals that may require acceptance of conditions with potential adverse impacts; risk involving our ability to realise expected synergies and benefits associated with the Transaction, including benefits associated with 3G, GPRS and Vodafone live!™ and other services; the impact of legal or other proceedings; the risk that ARPUs may decline or may decline more dramatically than expected; the risk that credit rating agencies downgrade or give other negative guidance with respect to our debt securities which may increase our financing costs; and the risk that, upon obtaining control of ClearWave, we discover additional information relating to its business leading to restructuring charges or write-offs or with other negative implications.

Please refer to documents Vodafone Group Plc has filed under the US Securities Exchange Act of 1934, including the Annual Report on Form 20-F for the year ended 31 March 2004 filed with the US Securities and Exchange Commission (and available at the US Securities and Exchange Commission’s Internet site (http://www.sec.gov), for additional factors, risks and uncertainties that could cause actual results and developments to differ materially from the expectations disclosed or implied within forward-looking statements.  All written or oral forward-looking statements attributable to Vodafone Group Plc, any members of Vodafone Group or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. Vodafone Group Plc does not undertake, and specifically disclaims, any obligation to update or revise these forward-looking statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 16, 2005	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary